UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Provident Financial Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

743868101
(CUSIP Number)

Craig G. Blunden
Provident Financial Holdings, Inc.
3756 Central Avenue
Riverside, California 92506
(951) 686-6060
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 7, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 743868101         SCHEDULE 13D                                                            Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Craig G. Blunden
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 418,971
	8	SHARED VOTING POWER 20,985
	9	SOLE DISPOSITIVE POWER 418,971
	10	SHARED DISPOSITIVE POWER 20,985
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 439,956
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.23%
14	TYPE OF REPORTING PERSON IN

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Page 3 of 6 Pages

Item 1.  Security and Issuer

This statement relates to the Common Stock of Provident Financial Holdings, Inc. ("Corporation"). The name and address of the principal executive offices of the Corporation, the issuer of such securities, is as follows:

                            Provident Financial Holdings, Inc.
                            3756 Central Avenue
                            Riverside, California 92506

Item 2. Identity and Background

        (a)        This Schedule 13D is filed on behalf of Craig G. Blunden, the Reporting Person.

        (b)        Mr. Blunden's business address is:

                                3756 Central Avenue
                                Riverside, California 92506

       (c)        Mr. Blunden's principal occupation is President and Chief Executive Officer of the Corporation.
                   Mr. Blunden also serves as a member of the Board of Directors of the Corporation.

       (d)        During the last five years, Mr. Blunden has not been convicted in a criminal proceeding.

       (e)        During the past five years, Mr. Blunden has not been a part to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding subjects or subjected Mr. Blunden to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities, laws, or finding any violation with respect to such laws.

        (f)        Mr. Blunden is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

        Mr. Blunden has purchased or acquired the shares described in his Schedule 13D through a combination of personal funds and other sources. Included in the aggregate amount owned of 439,956 shares are 230,625 shares of Common Stock of the Corporation, which were acquired by Mr. Blunden through the exercise of stock options on February 7, 2006 at an exercise price of $6.78 per stock option, and which were purchased utilizing the proceeds of a loan in the amount of $1,563,637.50 from UBS Financial Services, Inc., Chicago, Illinois, bearing variable interest at one month LIBOR plus 1%. The loan is collateralized by a pledge of the 230,625 shares acquired by Mr. Blunden in the exercise of his stock options.

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                                                                                                                            Page 4 of 6 Pages

        Also included in the aggregate amount owned of 439,956 shares are 12,978 shares of Common Stock in Mr. Blunden's account of the Corporation's Employee Stock Ownership Plan; 32,400 options granted pursuant to the Corporation's Stock Option Plans that are exercisable within 60 days of February 7, 2006; 56,025 shares of Common Stock held in a 401(k) plan; and 8,007 shares of Common Stock held in the 401(k) plan of Mr. Blunden's spouse. Mr. Blunden also owns 99,921 shares of Common Stock directly; all of which were purchased with personal funds, or distributed to Mr. Blunden through his participation in the Corporation's 1996 Management Recognition Plan.

Item 4. Purpose of Transaction

        The Reporting Person is presently a Director, President and Chief Executive Officer of the Issuer. The Reporting Person intends to continue to participate in the management and operations of the Issuer. The Reporting Person purchased the Common Stock for investment purposes. Depending on market conditions, economic conditions and any other relevant factors, the Reporting Person may alter his holdings in the Common Stock through open market purchases or sales, or through privately negotiated transactions. The Reporting Person intends to evaluate his holdings in the Issuer on a continual basis.

        The Reporting Person has no present plans or proposals which relate to or would result in: (a) The acquisition by any persons of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

        The percentages used in this Schedule 13D are calculated based on the Corporation's 7,058,296 shares of outstanding Common Stock on February 7, 2006.

       (a)        Mr. Blunden has beneficial ownership (as defined in Rule 13d-3) of 439,956 shares, or 6.23%, of the Corporation's Common Stock.

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                                                                                                                            Page 5 of 6 Pages

       (b)      Mr. Blunden has sole voting and dispositive power with respect to 418,971 shares of Common
                 Stock. Included in this amount are 32,400 options granted pursuant to the Corporation's Stock
                 Option Plans that are exercisable within 60 days of February 7, 2006; 56,025 shares held in a
                 401(k) plan; and 330,546 shares held directly.

                 Mr. Blunden has shared voting and dispositive power with respect to 20,985 shares of Common
                 Stock. Included in this amount are 12,978 shares Mr. Blunden received from the Corporation's
                 Employee Stock Ownership Plan, and 8,007 shares held in the 401(k) Plan of Mr. Blunden's spouse, over which Mr. Blunden is deemed to have beneficial ownership.

      (c)       Not applicable.

      (d)       Not applicable.

      (e)       Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships
                  with Respect to Securities of the Issuer

        There are no contracts, arrangements, understandings or relations with Mr. Blunden and any other person with respect to the securities.

Item 7.  Material to be Filed as Exhibits

            None.

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Page 6 of 6 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.
February 9, 2006
Date

/s/Craig G. Blunden
Signature

Craig G. Blunden
President and Chief Executive Officer
Provident Financial Holdings, Inc.
Name/Title